UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012

Commission File Number: 333-175137

Pinafore Holdings B.V.

(Translation of registrant’s name into English)

Fred. Roeskestraat 123, 1076 EE, Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Transaction Closing

On April 27, 2012, Pinafore Holdings B.V.’s (the “Company”) closed on the sale of certain of its indirect subsidiaries that comprise its Schrader division to August Lux Holding Company pursuant to a definitive purchase agreement dated March 15, 2012. August Lux Holding Company is affiliated with Madison Dearborn Partners, LLC, a Chicago-based private equity firm.

The aggregate consideration paid in connection with the transaction was approximately $505.0 million in cash (subject to certain customary adjustments after closing), plus a small minority equity interest in the parent of August Lux Holding Company. The Schrader division manufactures tire pressure monitoring systems, valve products and tire hardware and related accessories for both original equipment manufacturers and after market customers.

Forward-Looking Statements

This release may contain statements that are or may be forward-looking statements. Forward-looking statements include statements that typically contain words such as “expect,” “believe,” “intend,” “anticipate,” “estimate,” “will,” “may,” “could,” “should” and similar expressions. The Company cautions that any forward-looking statements made by the Company are not guarantees of future performance or events and are subject to risks and uncertainties that may cause actual results to differ materially from those predicted. Certain of these risks and uncertainties are described in the Company’s annual report on Form 20-F in the “Risk Factors” section on pages 3 to 15. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Therefore investors should not place undue reliance on such statements as a prediction of actual results. These forward-looking statements represent our view only as of the date they are made and we are not under any obligation to update forward-looking statements contained herein, except as may otherwise be required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pinafore Holdings B.V.
(Registrant)

Date: April 27, 2012	By:	/s/ J.A. Broekhuis
	Name:	J.A. Broekhuis
	Title:	Director C